Filed pursuant to Rule 424(b)(3)
File No. 333-263425

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 24, 2023, as supplemented)

Breakwave Dry Bulk Shipping ETF

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated March 24, 2023, which relates to shares (the “Shares”) issued by the Breakwave Dry Bulk Shipping ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-263425. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

*      *      *      *      *

The following paragraph is added to the Fund’s Prospectus in the section entitled “The Fund’s Operations:”

Legal Proceedings

Mr. Masucci, a principal of the Sponsor, and certain affiliates of the Sponsor have entered into a settlement agreement with the Securities and Exchange Commission (“SEC”) regarding certain alleged conflicts of interest arising in connection with ETFMG Alternative Harvest ETF’s (MJ) participation in the securities lending program administered by its prior custodian. Without admitting or denying the SEC’s findings, Mr. Masucci agreed to a cease-and-desist order, to pay a $400,000 penalty, and to an associational bar under the Investment Advisers Act of 1940, as amended, and a prohibition under the Investment Company Act of 1940, as amended, with a right to reapply after three years. Certain affiliates of the Sponsor agreed to censures, to a cease-and-desist order, and to pay, jointly and severally, a civil penalty of $4 million. The settlement resolves the SEC’s investigation of Mr. Masucci and affiliates of the Sponsor.

The date of this prospectus supplement is August 2, 2023